SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934 December 2004

ASML Holding N.V. De Run 6501 5504 DR Veldhoven The Netherlands (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K/A IS INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-116337), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-105600) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-109154) OF ASML HOLDING N.V.

This Report on Form 6-K/A amends the Registrant’s Report on Form 6-K submitted to the Commission on October 13, 2004 (the “Original Report on Form 6-K”) to correct errors described below. All figures noted below were correctly reported in ASML's 2004 Third Quarter Financial Results included in ASML's Press Release issued on October 13, 2004 and posted on ASML's website, and were incorrectly reported only on the Original Report on Form 6-K.

In the Consolidated Statement of Operations for the Nine Months ended September 26, 2004, included in Exhibit 99.2 of the Original Report on Form 6-K, Net Income (Loss) was incorrectly reported as EUR 128,823 thousand. The correct figure is Net Income (Loss) of EUR 126,823 thousand.

In the Summary Consolidated Statements of Cash Flows for the Three Months ended September 28, 2003 included in Exhibit 99.2 of the Original Report on Form 6-K, Net Cash Used in Investing Activities from Continuing Operations was reported incorrectly as EUR 1,810 thousand and Net Cash Provided by (Used In) Financing Activities from Continuing Operations was incorrectly reported as EUR 125,502 thousand. The correct figures are Net Cash Used In Investing Activities from Continuing Operations of EUR (1,810) thousand, and Net Cash Provided by (Used In) Financing Activities from Continuing Operations of EUR (125,502) thousand.

In the Summary Consolidated Statement of Operations included in Exhibit 99.2 of the Original Report on Form 6-K, for the Three Months ended December 31, 2003, Net Income (Loss) from Continuing Operations was incorrectly reported as EUR (15.7) million and Net Income (Loss) was incorrectly reported as EUR (15.7) million. The correct figures are Net Income (Loss) from Continuing Operations of EUR 15.7 million and Net Income (Loss) of EUR 15.7 million.

Exhibits

99.1	Summary Consolidated Statements of Operations.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASML HOLDING N.V. (Registrant)

Date:	January 14, 2005	By:	/s/ Peter T.F.M. Wennink Peter T.F.M. Wennink Executive Vice President and Chief Financial Officer